Exhibit 99.1

China Hydroelectric Corporation Strengthens Investor Communications Program

NEW YORK, March 1, 2013 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced the appointment of ICR, a global financial communications firm, as its newly retained investor relations advisor.  Additionally, the Company announced the hiring of Scott Powell to manage the Company’s Investor Relations and Corporate Communications function.

“We chose to engage ICR as we seek to increase market awareness of our company. Retaining an investor relations firm will serve to better convey China Hydroelectric’s business model, corporate vision, competitive advantages and potential growth opportunities to investors,” commented Dr. You-Su Lin, interim Chief Executive Officer of China Hydroelectric.

Amit Gupta, Chairman of the Board, said, “We are delighted that Scott has joined our communications team.  Together with ICR, our new IR team will work together across geographies to effectively communicate our business progress and value proposition to our shareholders, potential investors and industry professionals.  We believe these efforts will help increase our visibility within the investment community.”

William Zima, Managing Director of ICR, stated, “We are very pleased to have been selected by China Hydroelectric as its investor relations advisor to help raise the Company’s profile within the capital markets.  We look forward to working with Company management to communicate its business model and growth prospects to interested investors.”

About ICR

Established in 1998, ICR is consistently ranked as one of the top independent financial communications firms in North America, and in 2011 was ranked as the 8th largest independent communications firm overall. ICR specializes in investor relations, corporate and crisis communications and digital media, and represents more than 350 public and private companies across more than twenty different sectors.  The firm maintains offices in Norwalk, Conn., New York, Los Angeles, San Francisco, Boston and Beijing.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 megawatts, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

For more information, please contact:

China Hydroelectric Corporation

Scott Powell	James Hull
Investor Relations and Corporate Communications	Financial Analyst
Phone (U.S.): +1-646-650-1351	Phone (China): +86-10-6408-2341
Email: ir@chinahydroelectric.com	Email: james.hull@chinahydroelectric.com

ICR, LLC

William Zima
Managing Director
Phone (U.S.): +1-646-308-1635
Phone (China): +86-10-6583-7511
Email: william.zima@icrinc.com